April 4, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

100 F Street, N.E.

Washington, D.C. 20549

Attention: David Gessert

Re:	Digi Power X Inc. (formerly known as Digihost Technology Inc.)

Acceleration Request for Registration Statement on Form F-1, as amended

File No. 333-282906

Dear Mr. Gessert:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Digi Power X Inc. (formerly known as Digihost Technology Inc.) hereby requests that the effective date of the above-referenced registration statement on Form F-1, as amended, be accelerated to April 7, 2025, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable.

If you have any questions regarding this request, please contact Alyse A. Sagalchik (at (312) 902-5426) of Katten Muchin Rosenman LLP.

Sincerely,

DIGI POWER X INC.

By:	/s/ Michel Amar
Name:	Michel Amar
Title:	Chief Executive Officer

cc: Michel Amar, Chief Executive Officer, Digi Power X Inc.

Alyse A. Sagalchik, Esq., Katten Muchin Rosenman LLP